Exhibit 99.3

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA, JAPAN OR SOUTH AFRICA.

12 June 2008

Imperial Tobacco – Placement of the Rights Issue Rump

Following the announcement earlier today that Imperial Tobacco had received valid acceptances in respect of 329,215,281 New Shares, representing approximately 97.19% of the total number of New Shares offered to Shareholders pursuant to the 1 for 2 Rights Issue announced by Imperial Tobacco on 20 May 2008, Imperial Tobacco now announces that, in accordance with the arrangements set out in Part VIII of the Rights Issue Prospectus dated 20 May 2008 (the “Prospectus”), subscribers have today been procured for the remaining 9,526,679 New Shares at a price of 2000 pence per New Share.

The net proceeds from the sale of these New Shares, after deduction of the Issue Price of 1,475 pence per New Share and expenses of procuring subscribers (including any applicable brokerage and commissions and amounts in respect of value added tax), will be paid (without interest) to those persons entitled thereto (as set out in Part VIII of the Prospectus), pro rata to their lapsed provisional allotments, save that amounts of less than £5.00 per holding will not be paid, but will be aggregated and retained for the benefit of Imperial Tobacco. As a result of the sale of these New Shares, neither the Underwriters nor the sub-underwriters will be required to subscribe for any New Shares.

The Rights Issue was fully underwritten by Hoare Govett, Morgan Stanley, Citi and Lehman Brothers.

Definitions used in the Prospectus shall have the same meanings when used in this announcement, unless the context requires otherwise.

Enquiries

Imperial Tobacco Alex Parsons (Head of Corporate Communications) Simon Evans (Group Press Officer) John Nelson-Smith (Investor Relations Manager) Nicola Tate (Investor Relations Manager)	Telephone: +44 (0) 117 933 7241 Telephone: +44 (0) 117 933 7375 Telephone: +44 (0) 117 933 7032 Telephone: +44 (0) 117 933 7082

Hoare Govett (joint broker, underwriter and listing agent) Hugo Fisher Paul Nicholls	Telephone: +44 (0) 20 7678 8000

Morgan Stanley (joint broker, underwriter and financial adviser) Paul Baker Alastair Cochran	Telephone: +44 (0) 20 7425 5000

Citi (lead financial adviser, sponsor and underwriter) Ian Hart Mark Todd	Telephone: +44 (0) 20 7986 4000

Lehman Brothers (financial adviser and underwriter) Adrian Fisk George Hartley	Telephone: +44 (0) 20 7102 1000

This announcement does not constitute, or form part of an offer to sell, or the solicitation of an offer to subscribe for or buy, any New Shares.

This announcement is not an offer of securities for sale or a solicitation of an offer to purchase securities in the United States. The Nil Paid Rights, the Fully Paid Rights, the New Shares and the Provisional Allotment Letters may not be offered or sold in the United States or to or for the account or benefit of a person located in the United States unless registered under the US Securities Act of 1933, as amended (the “Securities Act”) or pursuant to an exemption from such registration. The Nil Paid Rights, the Fully Paid Rights, the New Shares and the Provisional Allotment Letters have not been, and will not be, registered under the Securities Act. There will be  no public offering of the Nil Paid Rights, the Fully Paid Rights, the New Shares or the Provisional Allotment Letters in the United States.

This announcement does not constitute an offer of Nil Paid Rights, Fully Paid Rights, New Shares or Provisional Allotment Letters to any person with a registered address in, or who is resident in, Australia, Canada, Japan or South Africa. None of the Nil Paid Rights, the Fully Paid Rights, the New Shares or the Provisional Allotment Letters have been or will be, registered under the relevant laws of any state, province or territory of Australia, Canada, Japan or South Africa. The Prospectus does not constitute an offer to sell or a solicitation of an offer to buy New Shares or to take up entitlements to Nil Paid Rights in any jurisdiction in which such offer or solicitation is unlawful. Subject to certain limited exceptions, neither the Prospectus, the Provisional Allotment Letter nor this announcement will be distributed in or into the United States, Australia, Canada, Japan or South Africa.

Citi, which is regulated and authorised in the United Kingdom by the Financial Services Authority, is acting as lead financial adviser, sponsor and underwriter to Imperial Tobacco and for no-one else in connection with the Rights Issue and will not be responsible to anyone other than Imperial

Tobacco for providing the protections afforded to clients of Citi or for providing advice in relation to the Rights Issue, the contents of this announcement and the accompanying documents or any matters or arrangements referred to herein or therein.

Lehman Brothers, which is regulated and authorised in the United Kingdom by the Financial Services Authority, is acting as financial adviser and underwriter to Imperial Tobacco and for no-one else in connection with the Rights Issue and will not be responsible to anyone other than Imperial Tobacco for providing the protections afforded to clients of Lehman Brothers or for providing advice in relation to the Rights Issue, the contents of this announcement and the accompanying documents or any matters or arrangements referred to herein or therein.

Hoare Govett and Morgan Stanley, both of which are regulated and authorised in the United Kingdom by the Financial Services Authority, are acting exclusively as joint brokers and underwriters to Imperial Tobacco (and, in the case of Morgan Stanley, as financial adviser to Imperial Tobacco and, in the case of Hoare Govett, as listing agent to Imperial Tobacco) and for no-one else in connection with the Rights Issue and will not be responsible to anyone other than Imperial Tobacco for providing the protections afforded to clients of Hoare Govett and Morgan Stanley respectively or for providing advice in relation to the Rights Issue, the contents of this announcement and the accompanying documents or any matters or arrangements referred to herein or therein.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

Prices and values of, and income from, shares may go down as well as up and an investor may not get back the amount invested. It should be noted that past performance is no guide to future performance. Persons needing advice should consult an independent financial adviser.

Without limitation, the contents of the websites of the Group do not form part of this announcement.